TFS CAPITAL INVESTMENT TRUST



                                                                 FILED VIA EDGAR
                                                                 ---------------

September 22, 2009


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:    TFS Capital Investment Trust
                File No. 811-21531

Attached for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), is the Investment Company Blanket Bond (the "Bond") for TFS Capital Investment Trust (the "Trust") under Exhibit 99-1.

Also attached is a copy of the resolutions adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Trust under EXHIBIT 99-2 and a copy of the Joint Insured Fidelity Bond Agreement under Exhibit 99-3.

Premiums for the Bond have been paid for the policy period beginning June 28, 2009 and ending June 28, 2010.

If you have any questions  about this filing,  please contact the undersigned at
(513) 587-3406.


Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary